Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th Floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Announces Refund of Japanese Withholding Tax on Cash Dividends

December 26, 2025

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), a leading real estate renovation and resale, development, hotel and restaurant management company, today announced that it will process a refund of Japanese withholding income tax in connection with the cash dividend described below, as previously disclosed by the Company on July 7, 2025.

Cash Dividend Parameters:

●	Record Date: July 7, 2025
●	Payment Date: August 5, 2025
●	Dividend per Share: US$0.023
●	Cash Dividend Announcement URL: https://www.logprostyle.co.jp/main/wp-content/uploads/2025/07/20250707-1-PRIR-EN.pdf

In connection with the cash dividend, the Company withheld Japanese income tax at the highest domestic tax rate of 20.42% and remitted such tax to the Japanese tax authority. Based on the Company’s consultations with the relevant tax office and the National Tax Agency, the Company understands that the applicable withholding tax treatment is as follows:

Applicable Withholding Tax Rates:

●	Non-residents and foreign corporations: 15.315%

(However, large individual shareholders1 are subject to 20.42%)

●	Other shareholders[2]: 0%

(No withholding tax obligation for the Company)

Based on the above guidance, the Company is required to apply for a refund from the tax office for the difference between the tax amount currently withheld and the appropriate withholding tax amount, and subsequently refund such amount to eligible shareholders, subject to approval by the relevant tax authority and receipt of complete and valid documentation from shareholders. Accordingly, shareholders are requested to complete the procedures outlined below.

1 As defined under applicable Japanese tax regulations.

2 With respect to shareholders who receive dividends through domestic Japanese securities firms, the Company has no withholding tax obligation.

Documents Required for Refund Application

●	The Withholding Tax Refund Application Form is accessible through the following links.

＜Japanese Form＞

https://www.logprostyle.co.jp/main/wp-content/uploads/2025/12/LGPS-Refund-Application-Form-JP.pdf

＜English Form＞

https://www.logprostyle.co.jp/main/wp-content/uploads/2025/12/LGPS-Refund-Application-Form-EN.pdf

●	Dividend Statement issued by the securities company

The Withholding Tax Refund Application Form is also available upon request by contacting lgps-jimukyoku@logprostyle.co.jp. Application submissions can be made through the following physical and electronic mailing addresses:

Submission Address

LogProstyle Inc.

Administration Office, Corporate Management Department

Aoyama Building 13F, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan, 107-0061

Email

lgps-jimukyoku@logprostyle.co.jp

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the tax refund timing, processing, and shareholder eligibility. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, changes in tax guidance, regulatory changes, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Investor Relations, corbin@haydenir.com